NASDAQ: ZANE
www.zanett.com

May 21, 2008

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: David L. Orlic

Re:         Zanett, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2008
File No. 001-32589

Dear Mr. Orlic:

This letter sets forth the response of Zanett, Inc. (the “Company”) to comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated April 25, 2008 and received by us on May 21, 2008. The filing related to our Annual Meeting of Shareholders that was held on May 20, 2008.

Pursuant to our conversation with Michael Johnson on May 21, 2008, Comment Number 2 is restated below in bold face and is followed by our response.

Proposal No. 2

Reverse Stock Split, page 13

2. Please disclose whether your presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

The Company has no plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings at this time.

* * * * *

In connection with this response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (212) 583-0216 or via e-mail at dharkins@zanett.com.

Very truly yours,

By:	/s/ Dennis Harkins
Dennis Harkins
President and Chief Financial Officer

cc:	Michael F. Johnson
Stephen T. Burdumy, Esq.